UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading serial acquirer in the Latin American SaaS sector, today announced it has signed a binding term sheet to acquire MK Solutions, the leading ERP for internet providers in Brazil. The acquisition is expected to bring an additional R$40 million in pro-forma revenue and R$20 million in pro-forma EBITDA to Nuvini. The acquisition is expected to close within 60 days. The closing of the acquisition is subject to certain customary conditions and completion of legal and accounting due diligence. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated September 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: September 30, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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